Exhibit 5
April 25, 2008
DemandTec, Inc.
One Circle Star Way, Suite 200
San Carlos, California 94070

Re:	DemandTec, Inc. (the “Company”) Registration Statement for
1,588,964 shares of Common Stock
Ladies and Gentlemen:
We refer to your registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended, of 1,588,964 shares of Common Stock issuable in the aggregate under the 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan (the “Plans”). We advise you that, in our opinion, when such shares have been issued and sold pursuant to the applicable provisions of the Plans and in accordance with the Registration Statement, such shares will be validly issued, fully paid and nonassessable shares of the Company’s Common Stock.
We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.
Very truly yours,
/s/ Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP